YAZ(r) U.S. launch activities continue as planned

Berlin, March 28, 2006 - Schering AG, Germany (FSE: SCH, NYSE: SHR) confirmed today that it is continuing the launch of its new oral contraceptive YAZ(r) in the U.S.

Today, Schering learned through media reports that Warner Chilcott PLC purportedly filed a suit in the U.S. alleging that Schering is infringing on one of their patents in connection with the marketing of YAZ(r). Schering affirmed that YAZ(r) does not infringe any U.S. patent.

YAZ(r) was recently approved by the U.S. Food and Drug Administration (FDA) as a low dose, monophasic oral contraceptive (3mg drospirenone/20 mcg ethinyl estradiol). It is the first pill with the innovative progestin drospirenone, and a low dose of ethinyl estradiol in a new dosing regimen of 24 days of active hormone pills and four days of placebo.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work.

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:
Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de
Pharma Communication: Astrid Kranz, T: +49-30-468 120 57, astrid.kranz@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Your contacts in the US:
Media Relations: Kim Schillace Wix, T: +1-973-305-5258, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng